SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, and Form S-8 No. 333-13846.

SIGNATURES
NOTICE OF RECORD DATE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: February 10, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED

NOTICE OF RECORD DATE

The Board of Directors of Canadian Pacific Railway Limited has fixed March 11, 2005, as the record date for the determination of shareholders entitled to receive notice of the annual and special meeting of shareholders to be held at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta on May 5, 2005.

Robert V. Horte
Corporate Secretary